March 31, 2010

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for PEA No. 50 filed on January 15, 2010

Dear Ms. Browning:

Below is a summary of the comments I received from you on March 17, 2010 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Global Comment – For any Fund which has a parenthetical that certain classes are not currently available, please move the parenthetical to the cover page if you feel it is necessary.

Response 1:	We will make this change.

Comment 2:	Global Comment – In the Fees and Expenses of the Fund section, please change “These tables describe…” to “This table describes…”

Response 2:	We will make this change.

Comment 3:	Global Comment – In the Fees and Expenses of the Fund section, please revise the following sentence to track the wording provided in Item 3 of Form N-1A: “More information about these and other discounts is available in the section titled Sales Charges by Class in the Fund’s Prospectus or from your financial professional.”

Response 3:	Instruction 1(b) to Item 3 of Form N-1A states that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” We feel that our disclosure is in compliance with the Form, however, we will add the page number of the prospectus on which the section titled Sales Charges by Class can be found.

Comment 4:	Global Comment – Please remove the footnote to the fee table dealing with separate investment accounts and group annuity contracts.

Response 4:	We will make this change.

Comment 5:	Global Comment – In the Fees and Expenses of the Fund section, please revise the Example to track the wording provided in Item 3 of Form N-1A. Please also change the Example heading to all capital letters.

Response 5:	Instruction 1(b) to Item 3 of Form N-1A states that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” We feel that our disclosure is therefore in compliance with the Form. We also note that there is no requirement for the Example heading to appear in all capital letters.

Comment 6:	Global Comment – Please refrain from using equivocal terms (e.g., such as, for example) in the Funds’ Principal Investment Strategies. Please correct this in future filings.

Response 6:	We acknowledge this comment and will consider this principle in drafting and revising disclosure in future filings to the extent required by Rule 421(d) under the Securities Act or other applicable law.

Comment 7:	Strategic Bond Fund – Please revise the following sentence to clarify what non-U.S. dollar denominated securities the Fund may invest in: “The Fund may invest up to 20% of its total assets in non-U.S. dollar-denominated securities.”

Response 7:	We will revise the disclosure substantially as follows: “Under normal circumstances, the Fund invests at least 80% of its net assets in U.S. dollar-denominated fixed income securities and other debt instruments of domestic and foreign entities, including corporate bonds, securities issued or guaranteed as to principal or interest by the U.S. government or its agencies or instrumentalities, mortgage-backed or asset-backed securities and money market instruments. The Fund may also invest up to 20% of its total assets in non-U.S. dollar-denominated securities of these entities.”

Comment 8:	Global Comment – For Funds that invest in foreign securities, add disclosure to reflect how we determine what a foreign security is. This disclosure must be added to the Principal Investment Strategies of international and global Funds but may be added post Item 8 of Form N-1A for all other Funds.

Response 8:	Disclosure will be added in the section titled “Additional Information Regarding Investment Objectives and Principal Investment Strategies.” We do not believe such disclosure is required in the Principal Investment Strategies section.

Comment 9:	Global Comment – For Funds with the following sentence in their Principal Investment Strategies, please revise the disclosure to clarify what is meant by foreign currency transactions: “The Fund may but will not necessarily engage in foreign currency transactions to attempt to protect against adverse changes in currency exchange rates.”

Response 9:	We will revise the disclosure substantially as follows: “The Fund may but will not necessarily engage in foreign currency transactions, including forward contracts, options on currency, futures contracts, and swap contracts, to attempt to protect against adverse changes in currency exchange rates.”

Comment 10:	Bond Funds – Add disclosure to indicate what the principal and reset terms are for the Funds’ investments.

Response 10:	We will make this change.

Comment 11:	Bond Funds – For those Funds that invest primarily in investment grade securities, add disclosure to the Funds’ Principal Investment Strategies to reflect what the Fund’s strategy will be if the credit quality of the bonds the Fund invests in goes down.

Response 11:	We will add disclosure to the following effect: “In the event that a security is downgraded after its purchase by the Fund, Western Asset may continue to hold such security on behalf of the Fund if Western Asset determines that it is in the best interest of the Fund and continues to be consistent with the Fund’s investment objective.”

Comment 12:	Global Comment – Add ADRs to the Funds Principal Investment Strategies, as applicable, and an explanation of ADRs to Foreign Investment Risk, including whether they are sponsored or unsponsored.

Response 12:	We note that Item 4(b)(1)(i) of Form N-1A requires a registrant to “summarize the principal risks of investing in the Fund” and that in summarizing such risks we attempt to include the most important and significant information. We respectfully suggest that the distinction between unsponsored and sponsored ADRs is one that should be presented in response to Item 9(c) but not in the fund summaries.

While several Funds have Foreign Investment Risk as a Principal Risk, within this group certain Funds specifically reference ADRs within the Principal Investment Strategies section as they may be more likely to invest in this type of foreign securities (or to invest to a greater extent) than other Funds.

Comment 13:	Global Comment – Revise Leveraging Risk to clarify whether this risk results from borrowing or investing in derivatives.

Response 13:	We will make this change.

Comment 14:	Global Comment – With respect to Mortgage and Asset Backed Securities Risk, add disclosure post Item 8 of Form N-1A to clarify what the underlying assets of the asset backed securities are.

Response 14:	The following description of asset backed securities is already included in the Mortgage and Asset Backed Securities Risk disclosure found on page 175 of the Prospectus:

“Asset-backed securities are structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets may include such items as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property and receivables from credit card agreements.”

Comment 15:	Global Comment – The “Payments to Broker-Dealers and Other Financial Intermediaries” section should track Form N-1A.

Response 15:	The second sentence of Item 8 of Form N-1A states that “A Fund may modify the statement if the modified statement contains comparable information.” We feel that our statement is therefore in compliance with the Form.

Comment 16:	Global Allocation Fund – The Select Cayman Fund should not be included as a line item in the fee table if it does not have any estimated expenses. However, if the estimated expenses of the Select Cayman Fund are less than 1 basis point, its expenses can be referenced in the footnote to the Other Expenses caption. Estimated expenses of the Select Cayman Fund of 1 basis point or more should be included in the fee table.

Response 16:	We will make this change, as applicable.

Comment 17:	Global Allocation Fund – Please replace the word “first fiscal year” with “current fiscal year” in the footnotes to the fee table.

Response 17:	We will make this change.

Comment 18:	Global Comment – For all applicable Funds, please remove the footnote that describes the Acquired Fund fees and expenses, because the disclosure is not required or permitted by Item 3 of Form N-1A.

Response 18:	We will make this change.

Comment 19:	Global and International Funds – Add disclosure to reflect that the Funds will generally invest at least 40% but, if market conditions are unfavorable, then no less than 30% in foreign issuers.

Response 19:	We will make this change for Global Allocation Fund and Diversified International Fund.

With respect to Overseas Fund, we note that the Fund has an 80% test with respect to investments in stocks of foreign companies.

Comment 20:	Global Allocation Fund – Will the Fund’s Board be responsible for oversight of the Select Cayman Fund?

Response 20:	The Select Cayman Fund will have a separate Board from the Fund.

Comment 21:	Global Comment – For those Funds that have small, mid or large cap name tests, please revise the capitalization range disclosure included in the Funds’ Principal Investment Strategies to make it clear that it is the Fund or the investment adviser that believes the indexes used to define small, mid or large cap are appropriate.

Response 21:	We respectfully suggest that there is no requirement that the Fund or the investment adviser state that it believes the indexes are appropriate.

Comment 22:	Destination Retirement Funds – Add disclosure to make it clear what will happen to the Fund’s expense ratio as the Funds reach their retirement dates and more shareholders begin to redeem.

Response 22:	We will add disclosure to the following effect:

“As the Fund reaches the assumed retirement date stated in the Fund’s name and to the extent investors redeem shares of the Fund, the Fund’s annual fund operating expenses may increase because certain fixed costs of the Fund would be shared by a smaller pool of assets.”

Comment 23:	Destination Retirement 2010 and 2015 Funds – Add disclosure to reflect who these Funds are suitable for since the Funds are at or close to their retirement dates.

Response 23:	We believe that the substance of this disclosure is already included in the Funds’ Principal Investment Strategies on pages 115 and 121 of the Prospectus and that adding the statement requested is not necessary. The first sentence of the Principal Investment Strategies states that the strategy is “designed for investors expecting to retire around the year [2010][2015]” and the second paragraph of the Principal Investment Strategies states that “The Fund is designed for an investor who plans to withdraw the value of the investor’s account in the Fund gradually after an assumed retirement date around [2010][2015].”

Comment 24:	Destination Retirement Funds – Please revise the following disclosure in the Funds’ Principal Investment Strategies to list all of the alternate strategies in plain English: “as well as alternative strategies (e.g., commodities)”.

Response 24:	We will revise the Funds’ disclosure substantially as follows: “The Underlying Funds may invest in various asset classes, including equity securities, fixed income securities, and money market instruments, as well as commodity-related strategies.”

Comment 25:	Global Comment – Please revise the Funds’ Principal Investment Strategies to make it clear that the Fund may invest in derivatives for speculative purposes by using them as a “substitute for investing directly in securities.”

Response 25:	We will revise the disclosure to clarify that the derivatives may be used for “hedging or investment purposes as a substitute for investing directly in securities.” We respectfully suggest that the use of the word “speculative” is not necessary or appropriate in this context.

Comment 26:	New Funds – Remove the second sentence in the Performance Information section.

Response 26:	We will make this change.

Comment 27:	Frequent Trading Policies – Add the disclosure required by Item 11(e)(4)(i) of Form N-1A.

Response 27:	We will revise the Funds’ disclosure substantially as follows:

“Purchases and exchanges of shares of the Funds should be made for investment purposes only. The Funds discourage, and do not accommodate, excessive trading and/or market timing activity.”

SAI Comments

Comment 1:	Fundamental Investment Restrictions – It is the staff’s position that a carveout should be added to each Fund’s borrowing limitation to reflect that the Fund will not purchase additional securities while outstanding borrowings exceed 5% or the Fund’s Principal Investment Strategies should be revised to reflect how the Fund is going to leverage.

Response 1:	We do not believe the requested information is required to be added and are not aware of any legal basis for the requested change.

Comment 2:	Fundamental Investment Restrictions – Add disclosure to reflect that the Funds’ fundamental commodities limit cannot be changed without a shareholder vote by changing the Funds’ prospectus or SAI disclosures.

Response 2:	Investment restriction 2 is intended to provide maximum flexibility to invest in futures contracts, options, options on futures, and other financial instruments to the extent consistent with applicable law, as was disclosed to shareholders in the Trust’s definitive information statement filed on February 3, 2010 (“The proposed changes are also intended to give the Funds maximum flexibility to invest in a variety of modern financial instruments that could technically be considered commodities.”) (Section IV.E). The Fund may invest in those instruments to the full extent permitted by applicable law. The reference to a Fund’s Prospectus and SAI is not a limit on that flexibility, but is intended to avoid confusion—that although the Fund has this full flexibility, it will only take advantage of that flexibility to the extent consistent with its Prospectus and SAI disclosures at the time. We believe that this is an entirely appropriate statement of policy for purposes of Section 13 of the 1940 Act.

We respectfully suggest that no additional disclosure is required in response to this comment.

Comment 3:	Non- Fundamental Investment Restrictions – The Funds’ illiquid securities limitations should say that the Funds may not “hold” more than 15% of its net assets in illiquid securities rather than “invest.”

Response 3:	We believe that the following disclosure found on pages 44, 46 and 48 of the SAI adequately describes the steps a Fund would take if more than 15% of its net assets were in illiquid securities:

“If, through a change in values, net assets, or other circumstances, the Fund were in a position where more than 15% of its net assets was invested in illiquid securities, it would consider appropriate steps to protect liquidity.”

Comment 4:	Non-Fundamental Investment Restrictions – If any Fund can pledge assets to secure borrowings it should have a 33 1/3% policy for this activity.

Response 4:	We do not believe that such a policy is required.

Comment 5:	Global Allocation Fund – Clarify that the investments of the Fund and the Select Cayman Fund will be aggregated for purposes of complying with the Fund’s investment restrictions. It is unclear that this is true from the following sentence, which appears after the Fund’s fundamental and non-fundamental investment restrictions: “None of the foregoing will limit the investment by the Global Allocation Fund in any subsidiary of the Global Allocation Fund.”

Response 5:	We confirm supplementally that the investments of the Fund and the Select Cayman Fund will be aggregated for purposes of complying with the Fund’s fundamental investment restrictions.

Comment 6:	Destination Retirement Funds – Please revise the Funds’ disclosure to reflect that they will look through to the investments of the underlying funds for purposes of the Funds’ industry concentration limitation.

Response 6:	We have found no authority for this interpretation. Additionally, this approach, which is burdensome and impractical, does not appear to be a standard practice in the industry. Therefore, we respectfully decline to revise the disclosure to indicate that the Funds will look though to the investments of their underlying funds for purposes of industry concentration.

Comment 7:	Additional Investment Policies– Add disclosure to reflect the maximum amount of the Funds’ investments that can be repurchase agreements and reverse repurchase agreements.

Response 7:	We respectfully suggest that no additional disclosure to this effect is required by Form N-1A or applicable law.

Part C Comments

Comment 1:	Global Allocation Fund – If the Select Cayman Fund will have its own Board, confirm that, once it is formed, its directors will sign the signature page of the Fund’s registration statements.

Response 1:	The Fund will in the future seek to have the directors of the Select Cayman Fund sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

Comment 2:	Global Allocation Fund – Confirm that, once it is formed, the management and investment subadvisory agreements for the Select Cayman Fund will be compliant with Section 15 of the 1940 Act and included as exhibits to the Fund’s registration statements.

Response 2:	The agreements will comply in substance with Section 15 of the 1940 Act. We do not believe that including these agreements as exhibits to the registration statement is necessary. However, we will include the agreements in light of the staff’s request.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert
Jill Nareau Robert
Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company